Filed by Wells Fargo & Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pacific Northwest Bancorp

Commission File No. 000-26632

FOR IMMEDIATE RELEASE

May 19, 2003

MEDIA	INVESTORS
Patrick Fahey	Jeanine K. Sundt
PNWB	Wells Fargo
(206) 340-4727	(612) 667-9799

Marilyn Taylor	Bette Floray
Wells Fargo	PNWB
Washington/National Media	(206) 224-8711
(602) 378-4441

Tom Unger
Wells Fargo
Oregon Media
(503) 886-2051

PACIFIC NORTHWEST BANCORP AGREES TO JOIN WELLS FARGO

SEATTLE – Wells Fargo & Company (NYSE:WFC) and Pacific Northwest Bancorp (NASDAQ:PNWB) announced today they have signed a definitive agreement for the merger of Pacific Northwest Bancorp with Wells Fargo & Company.

Pacific Northwest Bancorp is a Seattle-based bank holding company, and its primary operating subsidiary is Pacific Northwest Bank. With nearly $3.1 billion in assets – approximately $2.7 billion in Washington and $385 million in Oregon – PNWB and its subsidiaries focus primarily on commercial banking. The company has more than 800 employees and 58 banking locations, including 53 along I-5 in western Washington and throughout central Washington, and five in Portland, Ore.

“We are pleased to join Wells Fargo, which is consistently rated as one of the very top-quality financial institutions in the world,” said Patrick Fahey, chairman and

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CEO of Pacific Northwest Bank. “Although much larger than Pacific Northwest, Wells Fargo has a culture and style for community banking that is very similar to Pacific Northwest Bank. Our customers will continue to receive the personalized service of our existing customer service and lending staff while having a much broader array of products, services and locations for added convenience.”

“Pacific Northwest Bank has a superb reputation for business banking and other financial services, and this will complement our full range of Wells Fargo financial services including community banking, commercial banking, Private Client Services and Wells Fargo Home Mortgage,” said James O. Prunty, regional president for Wells Fargo Community Banking in Washington. “Our cultures are a great match and we share a commitment to people as a competitive advantage, outstanding customer service, local decision-making and community involvement.”

“Pacific Northwest Bank is a financial services company whose team members are closely linked to their customers through the service they provide,” said George Passadore, regional chairman for Wells Fargo in Oregon. “Wells Fargo also places the highest emphasis on customer service. This merger is linking two great teams. Together, our goal is to become the premier provider of financial services in every community in which we do business.”

Fahey will become chairman of Regional Banking for Wells Fargo in Washington. David Straus, president and COO for Pacific Northwest Bank, will manage Business Banking for Wells Fargo in Washington. PNWB executives George Brace and Joe Ward will continue to manage business lending and credit administration, respectively.

Pacific Northwest Bancorp’s Oregon region chairman Dan Durkin will serve in a leadership role to merge the two companies in Oregon and then he plans to retire later this year. PNWB Oregon president Chris Rasmussen will be responsible for leading the transition of the Oregon PNWB offices.

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Under the terms of the agreement, approved by the boards of both companies, PNWB shareholders will receive $35 in Wells Fargo common stock for each PNWB share. The exchange ratio will be determined by dividing $35 by the average of the closing prices of a share of Wells Fargo common stock on the New York Stock Exchange for the 20 consecutive trading days ending on the day immediately before the meeting of PNWB shareholders called to vote on the proposed merger. The merger, which will require the approval of banking regulators and PNWB shareholders, is expected to be completed late in the third quarter.

Wells Fargo has 188 financial services stores in Washington and 2,400 team members. In Oregon, Wells Fargo has 163 stores, and 4,700-plus team members, including nearly 2,000 team members at a customer loan center in Beaverton.

Wells Fargo is a $370 billion diversified financial services company providing banking, insurance, investments, mortgage and consumer finance from more than 5,800 financial services stores, 6,000-plus ATMs and the Internet (www.wellsfargo.com) across North America and elsewhere internationally.

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This news release contains forward-looking statements about the proposed transaction between Wells Fargo and PNWB. There are several factors – many beyond Wells Fargo’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. For a discussion of some of these factors, refer to Wells Fargo’s reports filed with the SEC. The transaction is subject to regulatory approval, and Wells Fargo cannot be certain when or if or on what terms and conditions required regulatory approvals will be granted. Divestitures may be required as a condition to receiving regulatory approval.

This news release does not constitute an offer of any securities for sale. The proposed transaction between Wells Fargo and PNWB will be submitted to PNWB shareholders for their consideration. Wells Fargo will file a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the transaction. The registration statement will include a proxy statement-prospectus that will provide details about the transaction.

Shareholders of PNWB and other investors are urged to read the registration statement and proxy statement-prospectus, as well as any amendments or supplements to the registration statement or proxy statement-prospectus, because those documents will contain important information. Upon filing with the SEC, the registration statement and proxy statement-prospectus will be available free on the SEC’s website (http://www.sec.gov). Wells Fargo and PNWB will provide, without charge, copies of the proxy statement-prospectus, and any

SEC filings incorporated by reference into the proxy statement-prospectus, upon request as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-8655.

Pacific Northwest Bancorp, Attention Chief Financial Officer, 1111 Third Avenue, Suite 250, Seattle, Washington 98101, (206) 224-8711.

Wells Fargo and PNWB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from PNWB shareholders in connection with the proposed transaction. Information about Wells Fargo’s directors and executive officers is included in Wells Fargo’s proxy statement on Schedule 14A for Wells Fargo’s 2003 annual meeting of stockholders, as filed with the SEC on March 18, 2003. Information about PNWB’s directors and executive officers and their ownership of PNWB common stock is included in PNWB’s definitive proxy statement on Schedule 14A for PNWB’s 2003 annual meeting of shareholders, as filed with the SEC on March 24, 2003. The proxy statement-prospectus referred to above will provide additional information about participants in the solicitation of proxies from PNWB shareholders.